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FORTIS

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Press release

Brussels / Utrecht, 31 May 2002

Fortis appoints Jacques van Ek to succeed Carlo de Swart

Fortis

Rue Royale 20
1000 Brussels
Belgium

Archimedeslaan 6
3584 BA Utrecht
The Netherlands

www.fortis.com

Fortis announces the appointment of Mr. Jacques C. van Ek as a member of the Executive Committee of Fortis as of 1 January 2003. Mr. van Ek will succeed Mr. Carlo de Swart.

On 1 January 2003, after a 38-year career in the Dutch insurance market, Mr. de Swart will step down as a member of the Executive Committee of Fortis and as chairman of the Management Committee of AMEV Stad Rotterdam Verzekeringsgroep (ASR) N.V., the insurance group of Fortis in The Netherlands. Mr. de Swart will be recommended for appointment as a non-executive member of the Board of Directors of Fortis at the Annual General Meeting of Shareholders in May 2003.

From 1 January 2003 Jacques van Ek will serve as a member of the Executive Committee of Fortis and as chairman of the Management Committee of ASR.

Drs. Jacques van Ek (1945) is a member of the Management Committee of ASR. From 1984 to 2000 he was chairman of the Board of Directors of De Amersfoortse Verzekeringen, a subsidiary company of ASR. Mr. van Ek holds several other positions within and outside the insurance sector. He is Vice Chairman of the Board of Directors of Zorgverzekeraars Nederland (Dutch Insurers in the Care Sector), and Vice Chairman of the Care Sector Board of the Association of Dutch Insurers. Jacques van Ek is also member of the general board of management of VNO-NCW, and member of the Supervisory Boards of Polynorm N.V. in Bunschoten and Arboned N.V. in Utrecht.

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